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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
   For the fiscal year ended December 31, 1998

                          OR

[_]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

     For the transition period from       to               .
                                    -----    --------------

                          Commission File Number:  333-68155


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
    PG&E Gas Transmission, Northwest Corporation Savings Fund Plan
       for Non-Management Employees
    2100 SW River Parkway
    Portland, OR 97201

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              PG&E Corporation
              One Market, Spear Tower
              Suite 2400
              San Francisco, CA  94105
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                              REQUIRED INFORMATION

1. The Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997 and the Statements of Changes in Net Assets Available for Benefits for the Years Ended December 1998 and 1997, together with supplemental schedules and the report of Arthur Andersen LLP, independent accountants, are contained in
Exhibit 1 to this Annual Report.

2.  The Consent of Arthur Andersen LLP, independent accountants, is contained in
Exhibit 2 to this Annual Report.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    PG&E GAS TRANSMISSION, NORTHWEST
                    CORPORATION SAVINGS FUND
                    PLAN FOR NON-MANAGEMENT EMPLOYEES


June 30, 1999       By:  JAMES M. RICHTER
                    ---------------------
                    Name:   James M. Richter
                    Title: Chairman, Administrative Committee